SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.      )*

Genesee & Wyoming Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

371559105

(CUSIP Number)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004-2505

(202) 729-5626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 371559105	13D	Page 1 of 24 Pages

1	NAMES OF REPORTING PERSONS TC Group V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,984,232
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,984,232
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,984,232
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON PN (Delaware limited partnership)

CUSIP No. 371559105	13D	Page 2 of 24 Pages

1	NAMES OF REPORTING PERSONS Carlyle Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,984,232
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,984,232
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,984,232
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

CUSIP No. 371559105	13D	Page 3 of 24 Pages

1	NAMES OF REPORTING PERSONS The Carlyle Group L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,984,232
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,984,232
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,984,232
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON PN (Delaware limited partnership)

CUSIP No. 371559105	13D	Page 4 of 24 Pages

1	NAMES OF REPORTING PERSONS Carlyle Holdings II GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,984,232
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,984,232
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,984,232
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

CUSIP No. 371559105	13D	Page 5 of 24 Pages

1	NAMES OF REPORTING PERSONS Carlyle Holdings II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Québec
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,984,232
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,984,232
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,984,232
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON PN (Québec société en commandite)

CUSIP No. 371559105	13D	Page 6 of 24 Pages

1	NAMES OF REPORTING PERSONS TC Group Cayman Investment Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,984,232
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,984,232
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,984,232
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON PN (Cayman Islands exempt limited partnership)

CUSIP No. 371559105	13D	Page 7 of 24 Pages

1	NAMES OF REPORTING PERSONS TC Group Cayman Investment Holdings Sub L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,984,232
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,984,232
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,984,232
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON PN (Cayman Islands exempt limited partnership)

CUSIP No. 371559105	13D	Page 8 of 24 Pages

1	NAMES OF REPORTING PERSONS TC Group V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,984,232
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,984,232
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,984,232
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

CUSIP No. 371559105	13D	Page 9 of 24 Pages

1	NAMES OF REPORTING PERSONS Carlyle Partners V GW, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,550,409
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,550,409
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,550,409
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON PN (Delaware limited partnership)

CUSIP No. 371559105	13D	Page 10 of 24 Pages

1	NAMES OF REPORTING PERSONS CP V GW AIV1, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 553,658
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 553,658
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 553,658
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN (Delaware limited partnership)

CUSIP No. 371559105	13D	Page 11 of 24 Pages

1	NAMES OF REPORTING PERSONS CP V GW AIV2, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 540,740
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 540,740
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 540,740
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN (Delaware limited partnership)

CUSIP No. 371559105	13D	Page 12 of 24 Pages

1	NAMES OF REPORTING PERSONS CP V GW AIV3, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 540,933
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 540,933
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 540,933
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN (Delaware limited partnership)

CUSIP No. 371559105	13D	Page 13 of 24 Pages

1	NAMES OF REPORTING PERSONS CP V GW AIV4, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 559,829
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 559,829
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 559,829
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN (Delaware limited partnership)

CUSIP No. 371559105	13D	Page 14 of 24 Pages

1	NAMES OF REPORTING PERSONS CP V Coinvestment A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 212,402
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 212,402
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,402
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON PN (Delaware limited partnership)

CUSIP No. 371559105	13D	Page 15 of 24 Pages

1	NAMES OF REPORTING PERSONS CP V Coinvestment B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,261
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,261
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,261
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN (Delaware limited partnership)

CUSIP No. 371559105	13D	Page 16 of 24 Pages

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the Class A Common Stock (the “Common Stock”) of Genesee & Wyoming Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 66 Field Point Road, Greenwich, Connecticut 06830.

Item 2.	Identity and Background

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Carlyle Group Management L.L.C.,

The Carlyle Group L.P.,

Carlyle Holdings II GP L.L.C.,

Carlyle Holdings II L.P.,

TC Group Cayman Investment Holdings, L.P.,

TC Group Cayman Investment Holdings Sub L.P.,

TC Group V, L.L.C.,

TC Group V, L.P.,

Carlyle Partners V GW, L.P.,

CP V GW AIV1, L.P.,

CP V GW AIV2, L.P.,

CP V GW AIV3, L.P.,

CP V GW AIV4, L.P.,

CP V Coinvestment A, L.P. and

CP V Coinvestment B, L.P.

Each of Carlyle Group Management L.L.C., The Carlyle Group, L.P., Carlyle Holdings II GP L.L.C., TC Group V, L.L.C., TC Group V, L.P., Carlyle Partners V GW, L.P., CP V GW AIV1, L.P., CP V GW AIV2, L.P., CP V GW AIV3, L.P., CP V GW AIV4, L.P., CP V Coinvestment A, L.P. and CP V Coinvestment B, L.P. is organized in the state of Delaware. Carlyle Holdings II L.P. is a Québec société en commandite. TC Group Cayman Investment Holdings, L.P. and TC Group Cayman Investment Holdings Sub L.P. are organized under the laws of the Cayman Islands.

The address of the principal business and principal office of TC Group Cayman Investment Holdings, L.P. and TC Group Cayman Investment Holdings Sub L.P. is c/o Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9001, Cayman Islands. The address of the principal business and principal office of each of the other Reporting Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave., N.W., Suite 220 South, Washington, DC 20004-2505.

The Reporting Persons are principally engaged in the business of investments in securities.

CUSIP No. 371559105	13D	Page 17 of 24 Pages

The directors of Carlyle Group Management L.L.C. are William E. Conway, Jr., Daniel A. D’Aniello, Jay S. Fishman, Lawton W. Fitt, James H. Hance, Jr., Janet Hill, Edward J. Mathias, Dr. Thomas S. Robertson, David M. Rubenstein, and William J. Shaw (collectively, the “Directors”). The executive officers of Carlyle Group Management LLC are William E. Conway, Jr., Daniel A. D’Aniello, Jeffrey W. Ferguson, Adena T. Friedman, David M. Rubenstein and Glenn A. Youngkin (collectively, the “Executive Officers,” and, together with the Directors, the “Related Persons”). Each of the Related Persons is a citizen of the United States.

The present principal occupation of each of the Related Persons is as follows: William E. Conway, Jr., Co-Chief Executive Officer and Co-founder of The Carlyle Group; Daniel A. D’Aniello, Chairman and Co-founder of The Carlyle Group; Jay S. Fishman, Chairman and Chief Executive Officer of The Travelers Companies, Inc.; Lawton W. Fitt, Director of Carlyle Group Management L.L.C.; James H. Hance, Jr., Director of Carlyle Group Management L.L.C.; Janet Hill, Principal of Hill Family Advisors; Edward J. Mathias, Managing Director of The Carlyle Group; Dr. Thomas S. Robertson, Dean of the Wharton School at the University of Pennsylvania; David M. Rubenstein, Co-Chief Executive Officer and Co-founder of The Carlyle Group; William J. Shaw, Director of Carlyle Group Management L.L.C.; Jeffrey W. Ferguson, Managing Director and General Counsel of The Carlyle Group; Adena T. Friedman, Chief Financial Officer of The Carlyle Group; and Glenn A. Youngkin, Chief Operating Officer of The Carlyle Group. The business address of each of the Related Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave., N.W., Suite 220 South, Washington, DC 20004-2505.

During the past five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Carlyle Partners V, L.P. purchased the securities reported herein with funds acquired through capital contributions from its partners. See Item 4 of the Schedule 13D for a description of the amount of funds used and the method of acquisition.

Item 4.	Purpose of Transaction

The purpose of the acquisition by the Carlyle Funds (as defined below) of the Preferred Stock is for investment purposes. The Carlyle Funds may seek to sell the Preferred Stock or the Common Stock that may be issued pursuant to the conversion of the Preferred Stock in the ordinary course of business. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire, retain or sell all or a portion of the Preferred Stock or the Common Stock that may be issued pursuant to the conversion of the Preferred Stock in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

CUSIP No. 371559105	13D	Page 18 of 24 Pages

Investment Agreement

On October 1, 2012, pursuant to the Investment Agreement, dated as of July 23, 2012 (as amended by the First Amendment to Investment Agreement, dated September 10, 2012, the “Investment Agreement”), by and between the Issuer and Carlyle Partners V, L.P., and the Assignment and Assumption Agreement (as defined below), the Carlyle Funds purchased, in the aggregate, 350,000 shares of Mandatorily Convertible Perpetual Preferred Stock, Series A-1 (the “Preferred Stock”) from the Issuer for cash consideration of $350,000,000.

Also pursuant to the Investment Agreement, so long as (i) Carlyle Partners V, L.P. and its permitted transferees hold 50% of the Preferred Stock purchased pursuant to the Investment Agreement or (ii) the Preferred Stock represents at least 10% of the total number of shares of Common Stock and Class B Common Stock outstanding on an as-converted basis, the Purchaser Representative (as defined in the Investment Agreement and currently Carlyle Partners V GW, L.P.) can appoint and elect one director (the “Carlyle Director”) and appoint one non-voting observer designated by the Purchaser Representative to the board of directors of the Issuer. For so long as the Purchaser Representative is entitled to designate at least one director under the Investment Agreement or pursuant to the Certificate of Designations of Preferred Stock (as defined below), the Issuer cannot undertake certain actions without the consent of any such director.

Assignment and Assumption Agreement

Pursuant to the Assignment and Assumption Agreement, dated as of September 28, 2012 (the “Assignment and Assumption Agreement”), by and among Carlyle Partners V, L.P. and each of CP V Coinvestment A, L.P. (“Coinvest A”), CP V Coinvestment B, L.P. (“Coinvest B”), Carlyle Partners V GW, L.P. (“CP V GW”), CP V GW AIV1, L.P. (“AIV1”), CP V GW AIV2, L.P. (“AIV2”), CP V GW AIV3, L.P. (“AIV3”) and CP V GW AIV4, L.P. (“AIV4” and, together with Coinvest A, Coinvest B, CP V GW, AIV1, AIV2 and AIV3, the “Carlyle Funds”), Carlyle Partners V, L.P. transferred and assigned all of its rights, interests and obligations under the Investment Agreement to the Carlyle Funds. Therefore, on October 1, 2012, the closing of the purchase pursuant to the Investment Agreement, the Carlyle Funds purchased and took delivery of the Preferred Stock in the name of each of the Carlyle Funds in the amounts set forth in Item 5(a) of this Schedule 13D.

Voting & Support Agreement

Carlyle Partners V, L.P. and the Issuer entered into a Voting and Support Agreement, dated July 23, 2012 (the “Voting and Support Agreement”), pursuant to which the Issuer has agreed to vote certain shares of Class B Common Stock held by Mortimer B. Fuller III, its Chairman, in favor of any Carlyle Director nominated for election pursuant to the Investment Agreement, which obligation is supported by an irrevocable proxy granted by Mr. Fuller to the Issuer solely for these purposes with respect to such Class B Common Stock.

CUSIP No. 371559105	13D	Page 19 of 24 Pages

Certificate of Designations of Preferred Stock

Pursuant to the Certificate of Designations of Mandatorily Convertible Perpetual Preferred Stock, Series A-1 of Genesee & Wyoming Inc. (the “Certificate of Designations of Preferred Stock”), the Preferred Stock has no expiration date and is convertible at the option of the Carlyle Funds at any time and from time to time into 17.0978166 shares of Common Stock per share of Preferred Stock, subject to adjustment and the terms and conditions of such conversions as are specified in the Certificate of Designations of Preferred Stock.

Further, pursuant to the Certificate of Designations of Preferred Stock, so long as (i) 175,000 shares of Preferred Stock are outstanding or (ii) the Preferred Stock represents at least 10% of the total number of shares of Common Stock and Class B Common Stock outstanding on an as-converted basis, the holders of a majority of the then outstanding Preferred Stock can appoint and elect one director to the board of directors of the Issuer.

The foregoing descriptions of the Investment Agreement, the Assignment and Assumption Agreement, the Voting and Support Agreement and the Certificate of Designations of Preferred Stock do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and incorporated herein by reference.

Except as set forth above, the Reporting Persons and Related Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 371559105	13D	Page 20 of 24 Pages

Item 5.	Interest in Securities of the Issuer

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof.

Reporting Person	Amount beneficially owned(1)	Percent of class(2)	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Carlyle Group Management L.L.C.	5,984,232	11.9%	0	5,984,232	0	5,984,232
The Carlyle Group L.P.	5,984,232	11.9%	0	5,984,232	0	5,984,232
Carlyle Holdings II GP L.L.C.	5,984,232	11.9%	0	5,984,232	0	5,984,232
Carlyle Holdings II L.P.	5,984,232	11.9%	0	5,984,232	0	5,984,232
TC Group Cayman Investment Holdings, L.P.	5,984,232	11.9%	0	5,984,232	0	5,984,232
TC Group Cayman Investment Holdings Sub L.P.	5,984,232	11.9%	0	5,984,232	0	5,984,232
TC Group V, L.L.C.	5,984,232	11.9%	0	5,984,232	0	5,984,232
TC Group V, L.P.	5,984,232	11.9%	0	5,984,232	0	5,984,232
Carlyle Partners V GW, L.P.	3,550,409	7.1%	0	3,550,409	0	3,550,409
CP V GW AIV1, L.P.	553,658	1.1%	0	553,658	0	553,658
CP V GW AIV2, L.P.	540,740	1.1%	0	540,740	0	540,740
CP V GW AIV3, L.P.	540,933	1.1%	0	540,933	0	540,933
CP V GW AIV4, L.P.	559,829	1.1%	0	559,829	0	559,829
CP V Coinvestment A, L.P.	212,402	0.4%	0	212,402	0	212,402
CP V Coinvestment B, L.P.	26,261	0.1%	0	26,261	0	26,261

(1)	The Carlyle Funds hold 350,000 shares of Preferred Stock in the aggregate, which may be converted into 17.0978166 shares of Common Stock per share of Preferred Stock, subject to adjustment and the terms and conditions of such conversions as are specified in the Certificate of Designations of Preferred Stock.

(2)	Based on 50,235,762 shares of Common Stock outstanding as of September 12, 2012, which assumes conversion of the Preferred Stock held by the Reporting Persons into 5,984,232 shares of Common Stock.

Carlyle Group Management L.L.C. is the general partner of The Carlyle Group L.P., which is a publicly traded entity listed on NASDAQ. The Carlyle Group L.P. is the managing member of Carlyle Holdings II GP L.L.C., which is the general partner of Carlyle Holdings II L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P., which is the managing member of

CUSIP No. 371559105	13D	Page 21 of 24 Pages

TC Group V, L.L.C., which is the general partner of TC Group V, L.P., which is the general partner of each of Carlyle Partners V GW, L.P., CP V GW AIV1, L.P., CP V GW AIV2, L.P., CP V GW AIV3, L.P., CP V GW AIV4, L.P., CP V Coinvestment A, L.P. and CP V Coinvestment B, L.P. Accordingly, each of Carlyle Group Management L.L.C., The Carlyle Group L.P., Carlyle Holdings II GP L.L.C., Carlyle Holdings II L.P., TC Group Cayman Investment Holdings, L.P., TC Group Cayman Investment Holdings Sub L.P., TC Group V, L.L.C. and TC Group V, L.P. may be deemed to share beneficial ownership of the Common Stock that may be issued pursuant to the conversion of the Preferred Stock held by each of the Carlyle Funds.

None of the other Reporting Persons or Related Persons beneficially owns any Common Stock.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c)    Except as described above pursuant to the Investment Agreement and the Assignment and Assumption Agreement, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d)	None.

(e)	None.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Investment Agreement, the Assignment and Assumption Agreement, the Voting and Support Agreement and the Certificate of Designations of Preferred Stock, and is incorporated herein by reference. A copy of each of these agreements is filed as an exhibit to this Schedule 13D, and each is incorporated by reference herein.

Registration Rights Agreement

The Issuer has granted the Carlyle Funds customary registration rights covering the Common Stock that may be issued pursuant to the conversion of the Preferred Stock acquired by the Carlyle Funds in connection with the Investment Agreement, including “shelf” registration rights, demand registration rights and “piggy-back” registration rights. A copy of the Registration Rights Agreement is filed as an exhibit to this Schedule 13D, and is incorporated by reference herein.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 371559105	13D	Page 22 of 24 Pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement

2	Investment Agreement, dated as of July 23, 2012, by and among Genesee & Wyoming Inc. and Carlyle Partners V, L.P. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, dated July 23, 2012, filed by Genesee & Wyoming Inc.)

3	First Amendment to Investment Agreement, dated as of September 10, 2012, by and between Genesee & Wyoming Inc. and Carlyle Partners V, L.P. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, dated September 10, 2012, filed by Genesee & Wyoming Inc.)

4	Assignment and Assumption Agreement, dated as of September 28, 2012, by and among Carlyle Partners V, L.P. and each of CP V Coinvestment A, L.P., CP V Coinvestment B, L.P., Carlyle Partners V GW, L.P., CP V GW AIV1, L.P., CP V GW AIV2, L.P., CP V GW AIV3, L.P., and CP V GW AIV4, L.P.

5	Voting and Support Agreement, dated as of July 23, 2012, by and between Genesee & Wyoming Inc. and Carlyle Partners V, L.P. (Incorporated by reference to Exhibit C to the Investment Agreement, filed as Exhibit 10.1 to the Current Report on Form 8-K, dated July 23, 2012, filed by Genesee & Wyoming Inc.)

6	Registration Rights Agreement, dated as of October 1, 2012, by and between Genesee & Wyoming Inc. and Carlyle Partners V, L.P. (Incorporated by reference to Exhibit B to the Investment Agreement, filed as Exhibit 10.1 to the Current Report on Form 8-K, dated July 23, 2012, filed by Genesee & Wyoming Inc.)

7	Certificate of Designations of Mandatorily Convertible Perpetual Preferred Stock, Series A-1 of Genesee & Wyoming Inc.

CUSIP No. 371559105	13D	Page 23 of 24 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2012

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

THE CARLYLE GROUP L.P.
By:	Carlyle Group Management L.L.C., its general partner

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II GP L.L.C.
By:	The Carlyle Group L.P., its managing member
By:	Carlyle Group Management L.L.C., its general partner

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II L.P.

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP CAYMAN INVESTMENT HOLDINGS, L.P.
By:	Carlyle Holdings II L.P., its general partner

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CUSIP No. 371559105	13D	Page 24 of 24 Pages

TC GROUP CAYMAN INVESTMENT HOLDINGS SUB L.P.
By:	TC Group Cayman Investment Holdings, L.P., its general partner
By:	Carlyle Holdings II L.P., its general partner

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP V, L.L.C.
By:	TC Group Cayman Investment Holdings Sub L.P., its managing member
By:	TC Group Cayman Investment Holdings, L.P., its general partner
By:	Carlyle Holdings II L.P., its general partner

By:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP V, L.P.

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

CARLYLE PARTNERS V GW, L.P.
By:	TC Group V, L.P., its general partner

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

CP V GW AIV 1, L.P.,
By:	TC Group V, L.P., its general partner

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person